UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of Registrant’s name into English)

3, Rothschild Street,
Tel Aviv,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUPERCOM LTD.

Effective August 22, 2024, SuperCom Ltd. (the “Company”) effected a 1-for-20 reverse stock split (the “Reverse Split”) of its issued and outstanding ordinary shares, NIS 2.5 par value per share (the “ordinary shares”). As a result of the Reverse Split, every 20 shares of the pre-split issued and outstanding ordinary shares automatically converted into one post-split ordinary share, with a corresponding reduction of the number of ordinary shares that the Company is authorized to issue. All fractional shares will be rounded up. As a result of the Reverse Split, all options, warrants and convertible securities of the Company outstanding immediately prior to the Reverse Split were adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable and the convertible securities are convertible by 20 and multiplying the exercise price or the conversion price thereof by twenty, all in accordance with the terms of the plans, agreements or arrangements governing such securities.

Accordingly, all ordinary share and per share data, par value and exercise price data for applicable ordinary share equivalents included in the Condensed Interim Consolidated Financial Statements of the Company and its subsidiaries as of June 30, 2024 and in the Company’s Management's Discussion and Analysis of Results Operations included in this Report on Form 6-K have been retroactively adjusted to give effect to the Reverse Split, unless otherwise indicated.

6-K Items

1.	Condensed Interim Consolidated Financial Statements of SuperCom Ltd. and its subsidiaries as of June 30, 2024.

2.	Management's Discussion and Analysis of Results Operations.

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: September 3, 2024